Exhibit 21
SUBSIDIARIES OF AMERISTAR CASINOS, INC.
1.	Cactus Pete’s, Inc., a Nevada corporation, dba Cactus Petes Resort Casino and The Horseshu Hotel & Casino

2.	Ameristar Casino Vicksburg, Inc., a Mississippi corporation

3.	Ameristar Casino Council Bluffs, Inc., an Iowa corporation

4.	Ameristar Casino Las Vegas, Inc., a Nevada corporation

5.	A.C. Food Services, Inc., a Nevada corporation

6.	Ameristar Casino St. Louis, Inc., a Missouri corporation

7.	Ameristar Casino St. Charles, Inc., a Missouri corporation

8.	Ameristar Casino Kansas City, Inc., a Missouri corporation

9.	Richmond Street Development, Inc., a Pennsylvania corporation

10.	Ameristar Casino Black Hawk, Inc., a Colorado corporation

11.	Nickel Acquisition Corp., a Delaware corporation

12.	Ameristar East Chicago Holdings, LLC, an Indiana limited liability company

13.	RIH Acquisitions IN, LLC, an Indiana limited liability company, dba Resorts East Chicago